SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                     FORM 15

 (CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
         SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.)

                          Commission File Number 1-7614

                         FIRSTCITY FINANCIAL CORPORATION
             (Exact name of registrant as specified in its charter)

                               6400 Imperial Drive
                                Waco, Texas 76712
                                 (254) 751-1750
                   (Address, including zip code, and telephone
                  number, including area code, of registrant's
                          principal executive offices)

                             Special Preferred Stock
                           ($.01 par value per share)
            (Title of each class of securities covered by this Form)

                                  Common Stock
                           ($.01 par value per share)
                               New Preferred Stock
                           ($.01 par value per share)
         (Titles of all other classes of securities for which a duty to file reports under section 13(a)or 15(d) remains)

                    Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

    Rule 12g-4(a)(1)(i)       [X  ]            Rule 12h-3(b)(1)(ii)      [   ]
    Rule 12g-4(a)(1)(ii)      [   ]            Rule 12g-4(a)(2)(i)       [   ]
    Rule 12h-3(b)(2)(i)       [   ]            Rule 12g-4(a)(2)(ii)      [   ]
    Rule 12h-3(b)(2)(ii)      [   ]            Rule 12h-3(b)(1)(i)       [   ]
    Rule 15d-6                [   ]


Approximate number of holders of record as of the certification or notice date: 0 .
             ---

                  Pursuant to the requirements of the Securities Exchange Act of 1934, FirstCity Financial Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.




                             By: /s/  Suzy W. Taylor
                                 -----------------------------------------------
                             Name:    Suzy W. Taylor
                                      Title:   Vice President Investor Relations




         October 7, 1998



         Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.